FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 25, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated balance sheet

at 31 December 2009 - pro forma (unaudited)

	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m

Assets
Cash and balances at central banks	51,548	36,567	11,830
Net loans and advances to banks	48,777	60,274	70,728
Reverse repurchase agreements and stock borrowing	35,097	37,190	58,771
Loans and advances to banks	83,874	97,464	129,499
Net loans and advances to customers	554,654	587,996	691,976
Reverse repurchase agreements and stock borrowing	41,040	43,463	39,289
Loans and advances to customers	595,694	631,459	731,265
Debt securities	249,095	251,281	253,159
Equity shares	15,960	16,830	22,198
Settlement balances	12,024	28,634	17,812
Derivatives	438,199	552,466	991,495
Intangible assets	14,786	15,339	16,415
Property, plant and equipment	17,773	18,208	17,181
Deferred taxation	6,492	7,667	5,786
Prepayments, accrued income and other assets	18,604	19,664	21,573
Assets of disposal groups	18,432	4,737	480

Total assets	1,522,481	1,680,316	2,218,693

Liabilities
Bank deposits	115,642	138,584	178,943
Repurchase agreements and stock lending	38,006	39,816	83,666
Deposits by banks	153,648	178,400	262,609
Customer deposits	414,251	423,769	460,318
Repurchase agreements and stock lending	68,353	69,465	58,143
Customer accounts	482,604	493,234	518,461
Debt securities in issue	246,329	266,213	269,458
Settlement balances and short positions	50,875	71,891	54,264
Derivatives	421,534	537,522	969,409
Accruals, deferred income and other liabilities	24,624	20,754	24,140
Retirement benefit liabilities	2,715	1,410	1,564
Deferred taxation	2,161	3,275	3,177
Insurance liabilities	7,633	7,480	7,480
Subordinated liabilities	31,538	33,085	43,678
Liabilities of disposal groups	18,857	8,201	138

Total liabilities	1,442,518	1,621,465	2,154,378

Equity
Minority interests	2,227	2,185	5,436
Owners' equity*	77,736	56,666	58,879

Total equity	79,963	58,851	64,315

Total liabilities and equity	1,522,481	1,680,316	2,218,693

* Owners' equity attributable to:
Ordinary and B shareholders	69,890	48,820	45,525
Other equity owners	7,846	7,846	13,354

	77,736	56,666	58,879

Commentary on condensed consolidated balance sheet - pro forma

Total assets of £1,522.5 billion at 31 December 2009 were down £696.2 billion, 31%, compared with 31 December 2008, principally reflecting substantial repayments of customer loans and advances, as corporate customer demand fell and corporates looked to deleverage their balance sheets. Lending to banks also fell in line with significantly reduced wholesale funding activity. There were also significant falls in the value of derivative assets, with a corresponding reduction in derivative liabilities.

Cash and balances at central banks were up £39.7 billion to £51.5 billion due to the placing of short-term cash surpluses, including the proceeds from the issue of B shares in December, with central banks.

Loans and advances to banks decreased by £45.6 billion, 35%, to £83.9 billion with reverse repurchase agreements and stock borrowing ('reverse repos') down by £23.7 billion, 40% to £35.1 billion and lower bank placings, down £22.0 billion, 31%, to £48.8 billion, largely as a result of reduced wholesale funding activity in Global Banking & Markets.

Loans and advances to customers were down £135.6 billion, 19%, at £595.7 billion.  Within this, reverse repos increased by 4%, £1.8 billion to £41.0 billion. Excluding reverse repos, lending decreased by £137.3 billion to £554.7 billion or by £131.6 billion, 19%, before impairment provisions.  This reflected reductions in Global Banking & Markets of £71.4 billion, and planned reductions in Non-Core of £30.1 billion, including a £3.2 billion transfer to disposal groups in respect of RBS Sempra Commodities and the Asian and Latin American businesses. There were also reductions in US Retail & Commercial, £7.4 billion; UK Corporate & Commercial, £5.4 billion; Ulster Bank, £1.8 billion; and the effect of exchange rate movements, £22.8 billion, following the strengthening of sterling during the year, partially offset by growth in UK Retail of £9.2 billion, and in Wealth of £1.4 billion.

Debt securities decreased by £4.1 billion, 2%, to £249.1 billion and equity shares decreased by £6.2 billion, 28%, to £16.0 billion, principally due to the sale of the Bank of China investment and lower holdings in Global Banking & Markets and Non-Core, largely offset by growth in Group Treasury, in part reflecting an £18.0 billion increase in the gilt liquidity portfolio.

Settlement balances were down £5.8 billion, 32%, at £12.0 billion as a result of lower customer activity.

Movements in the value of derivative assets, down £553.3 billion, 56%, to £438.2 billion, and liabilities, down £547.9 billion, 57%, to £421.5 billion, reflect the easing of market volatility, the strengthening of sterling and significant tightening in credit spreads in the continuing low interest rate environment.

Increases in assets and liabilities of disposal groups reflect the inclusion of the RBS Sempra Commodities business and the planned sale of a number of the Group's retail and commercial activities in Asia and Latin America.

Deposits by banks declined by £109.0 billion, 41%, to £153.6 billion, due to a decrease in repurchase agreements and stock lending ('repos'), down £45.7 billion, 55%, to £38.0 billion and reduced inter-bank deposits, down £63.3 billion, 35%, to £115.6 billion, principally in Global Banking & Markets reflecting reduced reliance on wholesale funding.

Commentary on condensed consolidated balance sheet - pro forma

Customer accounts were down £35.9 billion, 7%, to £482.6 billion.  Within this, repos increased £10.2 billion, 18%, to £68.4 billion.  Excluding repos, deposits were down £46.1 billion, 10%, to £414.3 billion, primarily due to reductions in Global Banking & Markets, down £43.6 billion; Non-Core, £13.0 billion, including the transfer of £8.9 billion to disposal groups; and Ulster Bank, £1.2 billion; together with exchange rate movements, £11.3 billion, offset in part by growth across all other divisions, up £23.0 billion.

Debt securities in issue were down £23.1 billion, 9% to £246.3 billion, mainly as a result of movements in exchange rates together with reductions in Global Banking & Markets and Non-Core.

Retirement benefit liabilities increased by £1.2 billion, 74%, to £2.7 billion, with net actuarial losses of £3.8 billion, arising from lower discount rates and higher assumed inflation, partially offset by curtailment gains of £2.1 billion due to changes in prospective pension benefits.

Subordinated liabilities were down £12.1 billion, 28% to £31.5 billion, reflecting the redemption of £5.0 billion undated loan capital, £1.5 billion trust preferred securities and £2.7 billion dated loan capital, together with the effect of exchange rate movements and other adjustments, £2.9 billion.

Equity minority interests decreased by £3.2 billion, 59%, to £2.2 billion.  Equity withdrawals of £3.1 billion, due to the disposal of the investment in the Bank of China attributable to minority shareholders and the redemption, in part, of certain trust preferred securities, the recycling of related available-for-sale reserves to income, £0.4 billion, and dividends paid of £0.3 billion, were partially offset by attributable profits of £0.6 billion.

Owners' equity increased by £18.9 billion, 32% to £77.7 billion.  The issue of B shares to HM Treasury in December 2009 raised £25.1 billion, net of expenses, and was offset in part by the creation of a £1.2 billion reserve in respect of contingent capital B shares.  The placing and open offer in April 2009 raised £5.3 billion to fund the redemption of the £5.0 billion preference shares issued to HM Treasury in December 2008.  Actuarial losses, net of tax, of £2.7 billion, the attributable loss for the period, £2.7 billion, exchange rate movements of £1.9 billion, the payment of other owners' dividends of £0.9 billion including £0.3 billion to HM Treasury on the redemption of preference shares, and partial redemption of paid-in equity, £0.3 billion, were partly offset by increases in available-for-sale reserves, £1.8 billion, cash flow hedging reserves, £0.6 billion, and the equity owners gain on withdrawal of minority interests, net of tax, of £0.5 billion arising from the redemption of trust preferred securities.

Condensed consolidated statement of changes in equity

for the year ended 31 December 2009 - pro forma

	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m

Called-up share capital
At beginning of period	9,898	9,898	2,530
Ordinary shares issued in respect of placing and open offers	4,227	4,227	5,728
Ordinary shares issued in respect of rights issue	-	-	1,531
Ordinary shares issued in respect of capitalisation issue	-	-	101
B shares issued	510	-	-
Preference shares issued in respect of placing and open offer	-	-	5
Other shares issued during the period	-	-	3
Preference shares redeemed during the period	(5)	(5)	-

At end of period	14,630	14,120	9,898

Paid-in equity
At beginning of period	1,073	1,073	1,073
Securities redeemed during the period	(308)	(308)	-
Transfer to retained earnings	(200)	(200)	-

At end of period	565	565	1,073

Share premium account
At beginning of period	27,471	27,471	17,322
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	1,047	1,047	-
Ordinary shares issued in respect of rights issue, net of £246 million expenses	-	-	10,469
Ordinary shares issued in respect of capitalisation issue	-	-	(101)
Expenses of placing and open offer	-	-	(265)
Other shares issued during the year	-	-	46
Preference shares redeemed during the period	(4,995)	(4,995)	-

At end of period	23,523	23,523	27,471

Merger reserve
At beginning of period	10,881	10,881	10,881
Issue of B shares, net of £399 million expenses	24,591	-	-
Placing and open offer	-	-	14,273
Transfer to retained earnings	(9,950)	-	(14,273)

At end of period	25,522	10,881	10,881

Available-for-sale reserves
At beginning of period	(3,561)	(3,561)	1,032
Unrealised gains/(losses) in the period	1,202	698	(6,808)
Realised losses in the period	981	866	842
Taxation	(377)	(202)	1,373

At end of period	(1,755)	(2,199)	(3,561)

Cash flow hedging reserve
At beginning of period	(876)	(876)	(555)
Amount recognised in equity during the period	380	437	(603)
Amount transferred from equity to earnings in the period	513	239	198
Taxation	(269)	(189)	84

At end of period	(252)	(389)	(876)

Condensed consolidated statement of changes in equity

for the year ended 31 December 2009 - pro forma (continued)

	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m

Foreign exchange reserve
At beginning of period	6,385	6,385	(426)
Retranslation of net assets	(2,322)	(2,041)	11,970
Foreign currency gains/(losses) on hedges of net assets	456	387	(5,801)
Taxation	9	(47)	642

At end of period	4,528	4,684	6,385

Capital redemption reserve
At beginning and end of period	170	170	170

Contingent capital reserve
At beginning of period	-	-	-
Contingent capital agreement - consideration payable	(1,208)	-	-

At end of period	(1,208)	-	-

Retained earnings
At beginning of period	7,542	7,542	21,072
Loss attributable to ordinary and B shareholders and other equity owners	(2,672)	(2,051)	(23,710)
Ordinary dividends paid	-	-	(2,312)
Equity preference dividends paid	(878)	(752)	(536)
Paid-in equity dividends paid, net of tax	(57)	(39)	(60)
Transfer from paid-in equity	200	200	-
Equity owners gain on withdrawal of minority interest
- gross	629	629	-
- taxation	(176)	(176)	-
Transfer from merger reserve	9,950	-	14,273
Actuarial losses recognised in retirement benefit schemes
- gross	(3,756)	-	(1,807)
- taxation	1,043	-	472
Net cost of shares bought and used to satisfy share-based payments	(16)	(15)	(19)
Share-based payments
- gross	325	95	177
- taxation	-	-	(8)

At end of period	12,134	5,433	7,542

Own shares held
At beginning of period	(104)	(104)	(61)
Shares purchased during the period	(33)	(33)	(64)
Shares issued under employee share schemes	16	15	21

At end of period	(121)	(122)	(104)

Owners' equity at end of period	77,736	56,666	58,879

Condensed consolidated statement of changes in equity

for the year ended 31 December 2009 - pro forma (continued)

	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m

Minority interests
At beginning of period	5,436	5,436	5,391
Currency translation adjustments and other movements	(152)	(134)	1,158
Profit attributable to minority interests	648	601	412
Dividends paid	(313)	(326)	(285)
Movements in available-for-sale securities
- unrealised gains/(losses) in the period	23	23	(1,304)
- realised gains in the period	(359)	(359)	-
- taxation	-	-	1
Equity raised	9	9	1,071
Equity withdrawn and disposals	(2,436)	(2,436)	(1,008)
Transfer to retained earnings	(629)	(629)	-

At end of period	2,227	2,185	5,436

Total equity at end of period	79,963	58,851	64,315

Total comprehensive income recognised in the statement of changes in equity is attributable as follows:
Minority interests	160	131	267
Preference shareholders	878	752	536
Paid-in equity holders	57	39	60
Ordinary and B shareholders	(5,747)	(2,694)	(23,744)

	(4,652)	(1,772)	(22,881)

Notes to pro forma results

1. Basis of preparation

The pro forma financial information shows the underlying performance of the Group including the results of the ABN AMRO businesses to be retained by the Group.  This information is prepared using the Group's accounting policies and is being provided to give a better understanding of the results of the RBS operations excluding the results attributable to the other Consortium Members.

Group operating profit on a pro forma basis excludes:

•	amortisation of purchased intangible assets;

•	write-down of goodwill and other intangible assets;

•	integration and restructuring costs;

•	gain on redemption of own debt;

•	strategic investments;

•	gains on pensions curtailment; and

•	bonus tax.

2. Loan impairment provisions

Operating loss is stated after charging loan impairment losses of £13,090 million (9 months ended 30 September 2009 - £10,058 million; year ended 31 December 2008 - £6,478 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2009 from £9,451 million to £15,173 million, and the movements thereon were:

	31 December 2009
	Core	Non-Core	Total	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

At beginning of period	4,269	5,182	9,451	9,451	4,972
Transfers to disposal groups	(16)	(305)	(321)	(312)	-
Currency translation and other adjustments	423	(851)	(428)	(428)	1,007
Disposals	(62)	(3)	(65)	-	(178)
Amounts written-off	(2,286)	(4,192)	(6,478)	(3,622)	(2,897)
Recoveries of amounts previously written-off	189	136	325	254	261
Charge to income statement	4,567	8,523	13,090	10,058	6,478
Unwind of discount	(163)	(238)	(401)	(277)	(192)

	6,921	8,252	15,173	15,124	9,451

Provisions at 31 December 2009 include £157 million (30 September 2009 - £151 million; 31 December 2008 - £127 million) in respect of loans and advances to banks. The charge to the income statement in the table above excludes £809 million (9 months ended 30 September 2009 - £742 million; year ended 31 December 2008 - £954 million) relating to available-for-sale financial assets (See Note 3).

Notes to pro forma results

3. Available-for-sale financial assets

Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and subsequently measured at fair value with changes in fair value reported in shareholders' equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss.  When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

Impairment losses are recognised when there is objective evidence of impairment.  The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation.  However, the disappearance of an active market because an entity's financial instruments are no longer publicly traded is not evidence of impairment.  Furthermore, a downgrade of an entity's credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information.  A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment.  Determining whether objective evidence of impairment exists requires the exercise of management judgment.  The unrecognised losses on the Group's available for sale debt securities are concentrated in its portfolios of mortgage-backed securities.  The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macro-economic outlook in US and Europe.  The underlying securities remain unimpaired.

During 2009 impairment losses of £809 million (2008 - £954 million) were charged to profit or loss and net unrealised gains of £1,202 million (2008 - £6,808 million loss) were recognised directly in equity on available-for-sale financial assets. Available-for-sale reserves at 31 December 2009 amounted to net losses of £1,755 million (2008 - net losses £3,561 million), and the movements were as follows:

	31 December 2009	30 September 2009	31 December 2008
Available-for-sale reserves	£m	£m	£m

At beginning of period	(3,561)	(3,561)	1,032
Unrealised gains/(losses) in the period	1,202	698	(6,808)
Realised losses in the period	981	866	842
Taxation	(377)	(202)	1,373

At end of period	(1,755)	(2,199)	(3,561)

The above excludes movements attributable to minority interest of £336 million (9 months ended 30 September 2009 - £336 million; year ended 31 December 2008 - £1,304 million).

Notes to pro forma results (continued)

4. Strategic disposals

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Gain on sale of investments in:
- Bank of China (1)	236	-	-	(5)	-
- Linea Directa	214	-	2	-	-
- Tesco Personal Finance	-	442	-	-	442
Provision for loss on disposal of:
- Asian branches and businesses	(159)	-	(9)	(150)	-
- Latin American business	(159)	-	(159)	-	-

	132	442	(166)	(155)	442

Note:

(1)	Including £359 million attributable to minority interests.

5. Goodwill

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Write-down of goodwill and other intangible assets	363	16,911	52	-	16,911
Less: tax	-	(715)	-	-	(715)

	363	16,196	52	-	16,196

The write-down of goodwill for the year ended 31 December 2009 principally relates to ABN AMRO and NatWest goodwill allocated to Non-Core businesses.

6. Pensions

Pension costs, excluding curtailment gains, for the year ended 31 December 2009 amounted to £653 million (year ended 31 December 2008 - £536 million; quarter ended 31 December 2009 - £110 million; quarter ended 30 September 2009 - £204 million; quarter ended 31 December 2008 - £94 million). Defined benefit schemes charges are based on the actuarially determined pension cost rates at 31 December 2008.  At 31 December 2009, increased benefit obligations reflecting lower discount rates and higher assumed inflation, have been partially offset by increased asset values. This has resulted in net actuarial losses of £3,756 million at 31 December 2009 (30 September 2009 - nil; 31 December 2008 - £1,807 million).

The most recent funding valuation of the main UK scheme, as at 31 March 2007, showed a surplus of assets over liabilities of £0.7 billion.  The next valuation is due as at 31 March 2010 and the Group expects this valuation to show that liabilities exceed the value of the assets.  Following this valuation, the Group and scheme Trustees will agree the level of contributions to be paid to the scheme.  This could result in the amount of contributions payable in 2010 and subsequent years being materially different from the current rates based on the previous valuation.

Notes to pro forma results (continued)

7. Gains on pensions curtailment

Curtailment gains of £2,148 million have been recognised in 2009 arising from changes to pension benefits in the main UK scheme and certain other subsidiary schemes due to the capping of future salary increases that will count for pension purposes to the lower of 2% or the rate of inflation in any year.

8. Taxation

The credit for taxation differs from the tax credit computed by applying the standard UK corporation tax rate of 28% (2008 - 28.5%) as follows:

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

(Loss)/profit before tax	(1,928)	(8,296)	134	(2,077)	(9,473)

Expected tax (credit)/charge at 28% (2008 - 28.5%)	(540)	(2,364)	38	(582)	(2,700)
Unrecognised timing differences	(274)	274	(67)	(223)	186
Other non-deductible items	508	371	400	35	169
Non-taxable items:
- Gain on redemption of own debt	(693)	-	-	-	-
- Other	(410)	(491)	(208)	(27)	(232)
Taxable foreign exchange movements	(1)	80	13	9	64
Foreign profits taxed at other rates	332	271	159	126	206
Losses in year not recognised	715	942	448	83	907
Losses brought forward and utilised	(94)	(11)	(65)	(6)	(11)
Adjustments in respect of prior periods	118	(352)	(69)	9	(290)

Actual tax (credit)/charge	(339)	(1,280)	649	(576)	(1,701)

The Group has recognised a deferred tax asset at 31 December 2009 of £6,492 million (30 September 2009 - £7,667 million; 31 December 2008 - £5,786 million), of which £4,803 million (30 September 2009 - £6,032 million; 31 December 2008 - £4,706 million) relates to carried forward trading losses in the UK.  Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future.  The Group has considered the carrying value of this asset as at 31 December 2009 and concluded that it is recoverable based on base case future profit projections.

Notes to pro forma results (continued)

9. Profit attributable to minority interests

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Trust preferred securities	39	65	(8)	2	5
Investment in Bank of China	359	78	-	-	5
Sempra	234	164	55	35	96
ABN AMRO	4	91	-	2	113
Other	12	14	-	8	2

Profit attributable to minority interests	648	412	47	47	221

10. Other owners' dividends

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	342	293	63	100	72
Non-cumulative preference shares of €0.01	201	183	63	81	59
Non-cumulative preference shares of £1:
- issued to UK Financial Investments Limited (1)	274	-	-	-	-
- other	61	60	-	61	-

Paid-in equity holders
Interest on securities classified as equity, net of tax	57	60	18	3	31

	935	596	144	245	162

Note:

(1)	Includes £50 million redemption premium on repayment of preference shares.

Notes to pro forma results (continued)

11. Earnings per ordinary and B share

Earnings per ordinary and B share have been calculated based on the following:

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Earnings
Loss from continuing operations attributable to ordinary and B shareholders	(3,535)	(24,220)	(758)	(1,793)	(24,351)
Gain on redemption of paid-in equity	200	-	-	-	-

Adjusted loss from continuing operations attributable to ordinary and B shareholders	(3,335)	(24,220)	(758)	(1,793)	(24,351)

(Loss)/profit from discontinued operations attributable to ordinary and B shareholders	(72)	(86)	(7)	(7)	1

Ordinary shares in issue during the period	51,494	16,563	56,227	56,230	24,241
B shares in issue during the period	1,397	-	5,543	-	-

Weighted average number of ordinary and B shares in issue during the period (millions)	52,891	16,563	61,770	56,230	24,241

Basic loss per ordinary and B share from continuing operations	(6.3p)	(146.2p)	(1.2p)	(3.2p)	(100.5p)
Intangibles amortisation	0.4p	2.1p	0.1p	0.1p	0.2p
Write-down of goodwill and other intangible assets	0.7p	97.8p	0.1p	-	66.8p
Integration and restructuring costs	1.6p	5.9p	0.3p	0.4p	2.3p
Gain on redemption of own debt (1)	(6.8p)	-	-	-	-
Strategic disposals	(0.2p)	(2.7p)	0.3p	0.3p	(1.8p)
Gains on pensions curtailment	(3.0p)	-	(2.6p)	-	-
Bonus tax	0.4p	-	0.3p	-	-

Adjusted loss per ordinary and B share from continuing operations	(13.2p)	(43.1p)	(2.7p)	(2.4p)	(33.0p)
Loss from Non-Core divisions attributable to ordinary and B shareholders	24.9p	63.0p	4.9p	3.1p	27.9p

Core adjusted earnings/(loss) per ordinary and B share from continuing operations	11.7p	19.9p	2.2p	0.7p	(5.1p)
Core impairment losses	7.7p	13.3p	2.2p	1.6p	5.7p

Pre-impairment Core adjusted earnings per ordinary and B share	19.4p	33.2p	4.4p	2.3p	0.6p

Basic loss per ordinary and B share from discontinued operations	(0.1p)	(0.5p)	-	-	-

Note:

(1)	Gain on redemption of own debt includes gains on redemption of instruments classified as equity which are included in basic earnings.

Notes to pro forma results (continued)

12. Segmental analysis

Analysis of divisional operating profit/(loss)

The tables below provide an analysis of the divisional profit/(loss) for the years ended 31 December 2009 and 2008 and the quarter ended 31 December 2009, by main income statement captions.  The pro forma divisional income statements on pages 46 to 73 reflect certain presentational reallocations as described in the notes below.  These do not affect the overall operating profit/(loss).

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
	£m	£m	£m	£m	£m	£m	£m

Year ended 31 December 2009
UK Retail (1)	3,452	1,629	5,081	(3,039)	(134)	(1,679)	229
UK Corporate	2,292	1,290	3,582	(1,530)	-	(927)	1,125
Wealth	663	446	1,109	(656)	-	(33)	420
Global Banking & Markets (2)	2,375	8,634	11,009	(4,660)	-	(640)	5,709
Global Transaction Services	912	1,575	2,487	(1,475)	-	(39)	973
Ulster Bank	780	254	1,034	(753)	-	(649)	(368)
US Retail & Commercial	1,775	949	2,724	(2,135)	-	(702)	(113)
RBS Insurance	354	4,106	4,460	(759)	(3,635)	(8)	58
Central items	(284)	524	240	53	-	(1)	292

Core	12,319	19,407	31,726	(14,954)	(3,769)	(4,678)	8,325
Non-Core (3)	1,248	(3,549)	(2,301)	(2,447)	(588)	(9,221)	(14,557)
Amortisation of purchased intangible assets	-	-	-	(272)	-	-	(272)
Write-down of goodwill	-	-	-	(363)	-	-	(363)
Integration and restructuring costs	-	-	-	(1,286)	-	-	(1,286)
Gain on redemption of own debt	-	3,790	3,790	-	-	-	3,790
Strategic disposals	-	132	132	-	-	-	132
Gains on pensions curtailment	-	-	-	2,148	-	-	2,148
Bonus tax	-	-	-	(208)	-	-	(208)

	13,567	19,780	33,347	(17,382)	(4,357)	(13,899)	(2,291)
RFS Holdings minority interest	2,937	2,406	5,343	(4,096)	(500)	(1,051)	(304)

Total statutory	16,504	22,186	38,690	(21,478)	(4,857)	(14,950)	(2,595)

Notes:

(1)	Reallocation of netting of bancassurance claims of £134 million from non-interest income.
(2)

Reallocation of £49 million between net interest income and non-interest income in respect of funding costs of rental assets, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £181 million.

(3)

Reallocation of £256 million between net interest income and non-interest income in respect of funding costs of rental assets and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £30 million.

Notes to pro forma results (continued)

12. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
	£m	£m	£m	£m	£m	£m	£m

Year ended 31 December 2008
UK Retail (1)	3,187	1,935	5,122	(3,196)	(184)	(1,019)	723
UK Corporate	2,448	1,289	3,737	(1,637)	-	(319)	1,781
Wealth	578	481	1,059	(695)	-	(16)	348
Global Banking & Markets (2)	2,326	388	2,714	(3,988)	-	(522)	(1,796)
Global Transaction Services	937	1,494	2,431	(1,375)	-	(54)	1,002
Ulster Bank (3)	708	331	1,039	(715)	-	(106)	218
US Retail & Commercial	1,726	861	2,587	(1,622)	-	(437)	528
RBS Insurance	496	3,934	4,430	(772)	(3,032)	(42)	584
Central items	1,710	(1,198)	512	495	(1)	19	1,025

Core	14,116	9,515	23,631	(13,505)	(3,217)	(2,496)	4,413
Non-Core (4)	1,648	(4,680)	(3,032)	(2,683)	(700)	(4,936)	(11,351)
Amortisation of purchased intangible assets	-	-	-	(443)	-	-	(443)
Write-down of goodwill and other intangible assets	-	-	-	(32,581)	-	-	(32,581)
Integration and restructuring costs	-	-	-	(1,357)	-	-	(1,357)
Strategic disposals	-	442	442	-	-	-	442

	15,764	5,277	21,041	(50,569)	(3,917)	(7,432)	(40,877)
RFS Holdings minority interest	2,911	1,916	4,827	(3,633)	(513)	(640)	41

Total statutory	18,675	7,193	25,868	(54,202)	(4,430)	(8,072)	(40,836)

Notes:

(1)	Reallocation of netting of bancassurance claims of £184 million from non-interest income.
(2)

Reallocation of £64 million between net interest income and non-interest income in respect of funding costs of rental assets, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £50 million.

(3)	Reallocation of £65 million between net interest income and non-interest income in respect of interest on financial assets and liabilities designated as at fair value through profit or loss.
(4)

Reallocation of £380 million between net interest income and non-interest income in respect of funding costs of rental assets and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £128 million.

Notes to pro forma results (continued)

12. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
	£m	£m	£m	£m	£m	£m	£m

Quarter ended 31 December 2009
UK Retail (1)	939	360	1,299	(703)	(17)	(451)	128
UK Corporate	626	322	948	(418)	-	(190)	340
Wealth	161	113	274	(175)	-	(10)	89
Global Banking & Markets (2)	406	1,663	2,069	(1,068)	-	(130)	871
Global Transaction Services	233	404	637	(409)	-	(4)	224
Ulster Bank	194	91	285	(212)	-	(348)	(275)
US Retail & Commercial	423	221	644	(510)	-	(153)	(19)
RBS Insurance	86	1,090	1,176	(190)	(1,156)	-	(170)
Central items	(133)	233	100	(103)	-	(2)	(5)

Core	2,935	4,497	7,432	(3,788)	(1,173)	(1,288)	1,183
Non-Core (3)	511	(403)	108	(685)	(148)	(1,811)	(2,536)
Amortisation of purchased intangible assets	-	-	-	(59)	-	-	(59)
Write-down of goodwill	-	-	-	(52)	-	-	(52)
Integration and restructuring costs	-	-	-	(228)	-	-	(228)
Strategic disposals	-	(166)	(166)	-	-	-	(166)
Gains on pensions curtailment	-	-	-	2,148	-	-	2,148
Bonus tax	-	-	-	(208)	-	-	(208)

	3,446	3,928	7,374	(2,872)	(1,321)	(3,099)	82
RFS Holdings minority interest	821	574	1,395	(1,163)	(193)	(303)	(264)

Total statutory	4,267	4,502	8,769	(4,035)	(1,514)	(3,402)	(182)

Notes:

(1)	Reallocation of netting of bancassurance claims of £17 million from non-interest income.
(2)

Reallocation of £10 million between net interest income and non-interest income in respect of funding costs of rental assets, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £92 million.

(3)

Reallocation of £64 million between net interest income and non-interest income in respect of funding costs of rental assets and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £3 million.

Notes to pro forma results (continued)

13. Financial instruments

Classification

The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 'Financial Instruments: Recognition and Measurement'.  Assets and liabilities outside the scope of IAS 39 are shown separately.

	Held-for- trading	Designated at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Other assets/ liabilities	Total
2009	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	51,548	-	-	-	51,548
Loans and advances to banks	45,449	-	-	38,425	-	-	-	83,874
Loans and advances to
customers	41,684	1,981	-	538,669	-	13,360	-	595,694
Debt securities	111,413	2,429	125,382	9,871	-	-	-	249,095
Equity shares	11,318	2,083	2,559	-	-	-	-	15,960
Settlement balances	-	-	-	12,024	-	-	-	12,024
Derivatives (1)	438,199	-		-	-	-	-	438,199
Intangible assets	-	-	-	-	-	-	14,786	14,786
Property, plant and
equipment	-	-	-	-	-	-	17,773	17,773
Deferred taxation	-	-	-	-	-	-	6,492	6,492
Prepayments, accrued income and other assets
	-	-	-	1,421	-	-	17,183	18,604
Assets of disposal groups	-	-	-	-	-	-	18,432	18,432

Total assets	648,063	6,493	127,941	651,958	-	13,360	74,666	1,522,481

Deposits by banks	53,609	-	-	-	100,039	-	-	153,648
Customer accounts	52,737	5,256	-	-	424,611	-	-	482,604
Debt securities in issue	3,925	41,444	-	-	200,960	-	-	246,329
Settlement balances and
short positions	40,463	-	-	-	10,412	-	-	50,875
Derivatives (1)	421,534	-	-	-	-	-	-	421,534
Accruals, deferred income
and other liabilities	-	-	-	-	1,888	467	22,269	24,624
Retirement benefit liabilities	-	-	-	-	-	-	2,715	2,715
Deferred taxation	-	-	-	-	-	-	2,161	2,161
Insurance liabilities	-	-	-	-	-	-	7,633	7,633
Subordinated liabilities	-	1,277	-	-	30,261	-	-	31,538
Liabilities of disposal groups	-	-	-	-	-	-	18,857	18,857

Total liabilities	572,268	47,977	-	-	768,171	467	53,635	1,442,518

Equity								79,963

								1,522,481

Note:

(1)	Held-for-trading derivatives include hedging derivatives.

Notes to pro forma results(continued)

13. Financial instruments (continued)

Classification (continued)

	Held-for- trading	Designated at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Other assets/ liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m

2008
Cash and balances at central banks	-	-	-	11,830	-	-	-	11,830
Loans and advances to banks	56,234	-	-	73,265	-	-	-	129,499
Loans and advances to customers	51,501	2,141	-	663,170	-	14,453	-	731,265
Debt securities	116,159	5,294	118,722	12,984	-	-	-	253,159
Equity shares	13,314	2,075	6,809	-	-	-	-	22,198
Settlement balances	-	-	-	17,812	-	-	-	17,812
Derivatives (1)	991,495	-	-	-	-	-	-	991,495
Intangible assets	-	-	-	-	-	-	16,415	16,415

Property, plant and equipment	-	-	-	-	-	-	17,181	17,181
Deferred taxation	-	-	-	-	-	-	5,786	5,786
Prepayments, accrued income and other assets	-	-	-	1,326	-	-	20,247	21,573
Assets of disposal groups	-	-	-	-	-	-	480	480

Total assets	1,228,703	9,510	125,531	780,387	-	14,453	60,109	2,218,693

Deposits by banks	81,154	-	-	-	181,455	-	-	262,609
Customer accounts	55,926	4,349	-	-	458,186	-	-	518,461
Debt securities in issue	3,992	46,022	-	-	219,444	-	-	269,458
Settlement balances and short positions	42,536	-	-	-	11,728	-	-	54,264
Derivatives (1)	969,409	-	-	-	-	-	-	969,409
Accruals, deferred income and other liabilities	260	-	-	-	1,619	22	22,239	24,140
Retirement benefit liabilities	-	-	-	-	-	-	1,564	1,564
Deferred taxation	-	-	-	-	-	-	3,177	3,177
Insurance liabilities	-	-	-	-	-	-	7,480	7,480
Subordinated liabilities	-	1,410	-	-	42,268	-	-	43,678
Liabilities of disposal groups	-	-	-	-	-	-	138	138

Total liabilities	1,153,277	51,781	-	-	914,700	22	34,598	2,154,378

Equity								64,315

								2,218,693

Note:

(1)	Held-for-trading derivatives include hedging derivatives.

Notes to pro forma results (continued)

13. Financial instruments (continued)

Valuation techniques of financial instruments carried at fair value

Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Valuation reserves

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity, credit risk and future administrative costs.

Valuation reserves and adjustments comprise:

	2009	2008
	£m	£m

Credit valuation adjustments:
Monoline insurers	3,796	5,988
CDPCs	499	1,311
Other counterparties	1,588	1,738

	5,883	9,037

Bid-offer and liquidity reserves	2,814	3,260

	8,697	12,297
Debit valuation adjustments:
Debt securities in issue	(2,331)	(2,373)
Derivatives	(467)	(450)

Total debit valuation adjustments	(2,798)	(2,823)

Total reserves (net)	5,899	9,474

Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. The Group makes such credit adjustments to derivative exposures it has to counterparties, as well as debit valuation adjustments (DVA) to liabilities issued by the Group. CVA is discussed in Risk and capital management - Market turmoil - Credit valuation adjustments (page 157). Bid-offer and liquidity reserves and own credit (page 100) are discussed below.

Bid-offer and liquidity reserves

Fair value positions are adjusted to bid or offer levels, by marking individual cash based positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives exposures.

Bid-offer and liquidity reserves reduced during the year, driven mainly by the tightening of spreads across all asset classes in the first half of the year and risk reductions in the second half of the year, most notably in interest rate trading business, partly offset by additional reserves reflecting the implementation of a revised derivative discounting approach.

Notes to pro forma results (continued)

13. Financial instruments (continued)

Own credit

In accordance with IFRS, when valuing financial liabilities recorded at fair value, the Group takes into account the effect of its own credit standing.  The categories of financial liabilities on which own credit spread adjustments are made are issued debt, including structured notes, and derivatives.  An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group's creditworthiness when pricing trades.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates (at a range of tenors), which the market would demand when purchasing new senior or sub-debt issuances from the Group.  Where necessary, these quotes are interpolated using a curve shape derived from CDS prices.

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period whereas the income statement includes intra-period foreign exchange sell-offs.

The table below shows the own credit spread adjustments on liabilities recorded during the year.

	Debt securities in issue
	Held-for -trading (1)	Designated at fair value through profit and loss	Total	Derivatives (2)	Total
	£m	£m	£m	£m	£m

Cumulative own credit adjustment
2009	1,237	1,094	2,331	467	2,798

2008	1,346	1,027	2,373	450	2,823

	£bn	£bn	£bn	£bn	£bn

Book value of underlying liabilities
2009	36.6	13.3	49.9	16.8	66.7

2008	25.5	16.9	42.4	43.5	85.9

Notes:

(1)	The held-for-trading portfolio consists of wholesale and retail note issuances.
(2)	The effect of changes in foreign exchange rates, new issues and redemptions are not captured separately.

Notes to pro forma results (continued)

13. Financial instruments (continued)

Valuation hierarchy

The table below analyses financial instruments carried at fair value by valuation method.

	Total	Level 1	Level 2	Level 3	Level 3 sensitivity (2)
2009	£bn	£bn	£bn	£bn	£m	£m

Assets
Loans and advances:
- banks	45.4	-	45.4	-	-	-
- customers	43.7	-	42.6	1.1	80	(40)

Debt securities
- government	134.1	118.2	15.9	-	-	-
- RMBS	57.1	-	56.6	0.5	30	(10)
- CMBS	4.1	-	4.0	0.1	30	-
- CDOs	3.6	-	2.6	1.0	130	(80)
- CLOs	8.8	-	8.0	0.8	80	(50)
- other ABS	6.1	-	5.2	0.9	120	(40)
- corporate	10.5	-	9.9	0.6	70	(20)
- other (3)	14.9	-	14.7	0.2	10	(30)

	239.2	118.2	116.9	4.1	470	(230)

Equity shares	16.0	12.2	2.5	1.3	260	(200)
Derivatives
- foreign exchange	68.3	-	68.1	0.2	10	-
- interest rate	321.5	0.3	319.7	1.5	80	(100)
- equities	6.4	0.3	5.8	0.3	20	(20)
- commodities	0.3	-	0.3	-	-	-
- credit - APS	1.4	-	-	1.4	1,370	(1,540)
- credit - other	40.3	0.1	37.2	3.0	420	(360)

	438.2	0.7	431.1	6.4	1,900	(2,020)

Total assets	782.5	131.1	638.5	12.9	2,710	(2,490)

Liabilities
Deposits:
- banks	53.6	-	53.6	-	-	-
- customers	58.0	-	57.9	0.1	-	(10)
Debt securities in issue	45.4	-	43.1	2.3	50	(10)
Short positions	40.5	27.1	13.2	0.2	10	(20)
Derivatives
- foreign exchange	63.6	-	63.6	-	-	-
- interest rate	309.3	0.1	308.4	0.8	40	(60)
- equities	9.3	0.8	8.3	0.2	20	(70)
- commodities	0.2	-	0.2	-	-	-
- credit - other	39.1	-	38.2	0.9	80	(100)

	421.5	0.9	418.7	1.9	140	(230)
Other financial liabilities (4)	1.3	-	1.3	-	-	-

Total liabilities	620.3	28.0	587.8	4.5	200	(270)

For notes refer to page 104.

Notes to pro forma results (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	Total	Level 1	Level 2	Level 3	Level 3 sensitivity (2)
2008	£bn	£bn	£bn	£bn	£m	£m

Assets
Loans and advances:
- banks	56.2	-	56.2	-	-	-
- customers	53.5	-	50.4	3.1	70	(50)

Debt securities
- government	95.7	67.6	28.1	-	-	-
- RMBS	73.3	-	72.8	0.5	40	(90)
- CMBS	3.9	-	3.3	0.6	30	(30)
- CDOs	8.6	-	6.9	1.7	410	(440)
- CLOs	8.7	-	7.7	1.0	40	(40)
- other ABS	8.2	-	6.7	1.5	10	(10)
- corporate	17.1	0.2	15.6	1.3	40	(40)
- other (3)	24.8	2.9	21.6	0.3	-	-

	240.3	70.7	162.7	6.9	570	(650)

Equity shares	22.2	13.7	7.4	1.1	80	(160)
Derivatives
- foreign exchange	172.9	2.2	170.6	0.1	-	-
- interest rate	654.3	0.4	652.4	1.5	80	(80)
- equities	9.0	0.3	8.6	0.1	-	(10)
- commodities: Sempra	11.6	-	11.0	0.6	50	(50)
- commodities: other	1.4	-	1.4	-	-	-
- credit	142.3	0.8	133.5	8.0	1,030	(1,200)

	991.5	3.7	977.5	10.3	1,160	(1,340)

Total assets	1,363.7	88.1	1,254.2	21.4	1,880	(2,200)

Liabilities
Deposits:
- banks	81.1	-	81.1	-	-	-
- customers	60.3	-	60.0	0.3	-	-
Debt securities in issue	50.0	-	45.6	4.4	190	(170)
Short positions	42.5	35.4	7.1	-	-	-
Derivatives
- foreign exchange	172.8	2.2	170.6	-	-	-
- interest rate	639.7	0.4	638.4	0.9	90	(90)
- equities	12.1	0.8	11.2	0.1	-	-
- commodities: Sempra	10.9	-	10.5	0.4	30	(30)
- commodities: other	1.2	-	1.2	-	-	-
- credit	132.8	0.1	130.1	2.6	180	(160)

	969.5	3.5	962.0	4.0	300	(280)
Other financial liabilities (4)	1.6	-	1.3	0.3	60	(40)

Total liabilities	1,205.0	38.9	1,157.1	9.0	550	(490)

For notes refer to page 104.

Notes to pro forma results (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

Key points: level 3

•	Level 3 assets and liabilities as a proportion of total financial instruments carried at fair value were similar to proportions at the end of 2008.

•

Decrease in loans and advances to customers of £2.0 billion primarily reflected the reclassification of certain leveraged and real estate finance loans from held-for-trading to loans and receivables in first half of the year.

•	The decrease in debt securities of £2.8 billion reflects the sale of the US fund derivative portfolio (£1.6 billion), liquidations and write-downs.

•

Derivative assets include hedges with CDPCs, illiquid credit and interest rate derivatives:  The reduction of £3.9 billion included £1 billion transfers to level 2, due to improved observability, and Sempra assets (£0.6 billion) included within disposal groups in 2009.

•

Debt securities in issue were £2.3 billion and comprised structured medium-term notes.  The decrease is due to a transfer to level 2 of £1.6 billion of constant proportion portfolio insurance (CPPI) notes reflecting the minimal residual equity component within these notes at 31 December 2009. The decrease in other debt securities in issue of £0.4 billion primarily reflects transfers to level 2, due to improved observability.

•	Derivative liabilities decreased due to Sempra (£0.4 billion) included within disposal groups and transfers to level 2 reflecting improved observability.

Notes to pro forma results (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

Amounts classified as available-for-sale comprise:

	Total	Level 1	Level 2	Level 3	Level 3 sensitivity (2)
	£bn	£bn	£bn	£bn	£m	£m

2009
Debt securities	125.4	58.2	65.9	1.3	90	(50)
Equity shares	2.6	0.3	1.6	0.7	100	(90)

	128.0	58.5	67.5	2.0	190	(140)

2008
Debt securities	118.6	18.0	97.5	3.1	90	(120)
Equity shares	6.7	4.6	1.8	0.3	60	(110)

	125.3	22.6	99.3	3.4	150	(230)

Notes:

(1)	Level 1: valued using quoted prices in active markets, examples include G10 government securities, listed equity shares, certain exchange-traded derivatives, and certain US agency securities.

Level 2: includes most government agency securities, investment-grade corporate bonds, certain mortgage products, certain bank and bridge loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most physical commodities, investment contracts issued by the Group's life assurance businesses and certain money market securities and loan commitments and most OTC derivatives.

Level 3: includes cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, super senior tranches of high grade and mezzanine CDOs, other mortgage-based products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)

Sensitivity represents the favourable and unfavourable impact respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group's valuation techniques or models.  Totals for sensitivities are not indicative of the total potential effect on the income statement or the statement of comprehensive income.

(3)	Primarily includes debt securities issued by banks and building societies.
(4)	Comprises subordinated liabilities and write-downs relating to undrawn syndicated loan facilities.

Notes to pro forma results (continued)

13.  Financial instruments (continued)

Reclassification of financial instruments

During 2008, as permitted by amended IAS 39, the Group reclassified certain financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category and from the held-for-trading category into the available-for-sale category. There were further reclassifications from the held-for-trading category to the loans and receivables category during 2009. The following tables detail the effect of the reclassifications and the balance sheet values of the assets.

	Reduction in profit or increase in loss as a result of reclassifications for the year ended 2009

		Reclassified in:
	Total	2009	2008
	£m	£m	£m

From held-for-trading to:
Available-for-sale	1,280	-	1,280
Loans and receivables	1,705	37	1,668

	2,985	37	2,948

	Assets reclassified in 2009:	2009 All reclassifications		2008 All reclassifications (1)
	Carrying value	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m	£m

From held-for-trading to:
Available-for-sale	-	7,629	7,629	12,047	12,047
Loans and receivables	1,995	12,933	10,644	20,774	16,628

	1,995	20,562	18,273	32,821	28,675

From available-for-sale to:
Loans and receivables	-	869	745	1,016	956

	1,995	21,431	19,018	33,837	29,631

Note:

(1)	31 December 2008 amounts have been restated.

During the year ended 31 December 2009, the balance sheet value of reclassified assets decreased by £12.4 billion.  This was primarily due to disposals and repayments of £12.1 billion across a range of asset backed securities and loans, including disposals through restructures of £3.4 billion on real estate and leverage financed positions. Other movements include impairment charges of £1.7 billion, foreign exchange rate losses of £2.0 billion, offset by gains taken to the available-for-sale reserve of £1.1 billion and reclassifications of £2.0 billion in 2009.

For assets reclassified from held-for-trading to available-for-sale, net unrealised losses recorded in equity at 31 December 2009 were £0.6 billion (2008 - £2.2 billion).

Notes to pro forma results (continued)

14. Debt securities

	UK central and local government	US central and local government	Other central and local government	Bank and building society	Asset backed securities	Corporate	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2009
Held-for-trading	8,128	10,427	50,150	6,103	28,820	6,892	893	111,413
Designated as at fair value
through profit or loss	122	3	385	418	394	1,087	20	2,429
Available-for-sale	18,350	12,789	33,727	7,472	50,464	2,550	30	125,382
Loans and receivables	1	-	-	-	7,924	1,853	93	9,871

	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095

30 September 2009
Held-for-trading	4,811	13,888	54,452	8,076	29,611	6,897	502	118,237
Designated as at
fair value through
profit or loss	374	3	391	453	377	1,101	6	2,705
Available-for-sale	11,940	9,146	31,506	10,111	51,787	4,303	439	119,232
Loans and receivables	11	-	1	41	8,848	2,174	32	11,107

	17,136	23,037	86,350	18,681	90,623	14,475	979	251,281

31 December 2008
Held-for-trading	5,373	9,858	37,519	10,947	39,879	11,013	1,570	116,159
Designated as at
fair value through
profit or loss	2,085	510	456	-	236	1,551	456	5,294
Available-for-sale	11,330	6,145	21,735	11,650	62,067	4,588	1,207	118,722
Loans and receivables	-	-	-	114	8,961	3,749	160	12,984

	18,788	16,513	59,710	22,711	111,143	20,901	3,393	253,159

Key points

•	54% of the debt securities portfolios were issued by central and local governments and federal agencies compared to 38% at end of 2008.

•	Of the ABS portfolios, nearly 75% was AAA rated and 49% was guaranteed or effectively guaranteed by G10 governments.

•	Part of the decrease in corporate debt securities relates to the unwinding of the US funds derivatives portfolio.

•	63% of corporate debt securities are investment grade.

Notes to pro forma results (continued)

15. Derivatives

	31 December 2009		30 September 2009		31 December 2008
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

Exchange rate contracts
Spot, forwards and futures	26,559	24,763	34,228	34,628	82,963	83,433
Currency swaps	25,221	23,337	30,838	30,053	53,231	54,413
Options purchased	16,572	-	18,528	-	36,688	-
Options written	-	15,499	-	16,998	-	34,946

Interest rate contracts
Interest rate swaps	263,902	251,829	337,824	327,217	547,566	530,843
Options purchased	55,471	-	64,191	-	99,176	-
Options written	-	55,462	-	64,547	-	102,210
Futures and forwards	2,088	2,033	2,989	2,772	7,600	6,620

Credit derivatives	41,748	39,127	49,019	42,512	142,367	132,734

Equity and commodity contracts	6,638	9,484	14,849	18,795	21,904	24,210

	438,199	421,534	552,466	537,522	991,495	969,409

Key points

•

The Group enters into master netting agreements in respect of its derivative activities. These arrangements give the Group a legal right to set-off derivative assets and liabilities with the same counterparty.  They do not result in a net presentation in the Group's balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously, as well as a legally enforceable right to set-off.  These agreements are, however, effective in reducing the Group's credit exposure from derivative assets.  The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets.

•

Of the £438 billion (30 September 2009 - £552 billion; 31 December 2008 - £991 billion) derivatives assets shown above, £359 billion (30 September 2009 - £459 billion; 31 December 2008 - £834 billion) were under such agreements.  Furthermore, the Group holds substantial collateral against this net derivative asset exposure.

Notes to pro forma results (continued)

16. Analysis of contingent liabilities and commitments

	31 December 2009
	Core	Non-Core	Total	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	33,300	3,279	36,579	39,654	45,931
Other contingent liabilities	12,651	759	13,410	13,992	21,765

	45,951	4,038	49,989	53,646	67,696

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	255,555	33,580	289,135	304,702	349,417
Other commitments	730	2,753	3,483	3,656	6,876

	256,285	36,333	292,618	308,358	356,293

Total contingent liabilities and Commitments	302,236	40,371	342,607	362,004	423,989

Additional contingent liabilities arise in the normal course of the Group's business.  It is not anticipated that any material loss will arise from these transactions.

17. The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Financial Services Authority (FSA). In addition, the FSCS has the power to raise levies ('exit levies') on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised for the amount that the firm would otherwise have been asked to pay during the relevant levy year.

FSCS has borrowed from HM Treasury to fund the compensation costs associated with Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki 'Icesave' and London Scottish Bank plc. These borrowings are on an interest-only basis until September 2011. The annual limit on the FSCS management expenses levy for the three years from September 2008 in relation to these institutions has been capped at £1 billion per annum.

Notes to pro forma results (continued)

17. The Financial Services Compensation Scheme (continued)

The FSCS will receive funds from asset sales, surplus cash flow, or other recoveries in relation to these institutions which will be used to reduce the principal amount of the FSCS's borrowings. Only after the interest only period, which is expected to end in September 2011, will a schedule for repayment of any remaining principal outstanding (after recoveries) on the borrowings be agreed between the FSCS and HM Treasury. It is expected that, from that point, the FSCS will begin to raise compensation levies (principal repayments). No provision has been made for these levies as the amount is not yet known and is unlikely to be determined before 2011.

The Group has accrued £135 million for its share of FSCS management expenses levies for the 2009/10 and 2010/11 scheme years

Notes to pro forma results (continued)

18. Analysis of non-interest income, expenses and impairment losses

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Fees and commissions receivable	8,738	8,845	2,353	1,919	2,058
Fees and commissions payable
- banking	(2,424)	(2,010)	(810)	(450)	(487)
- insurance related	(366)	(401)	(84)	(95)	(96)

Net fees and commissions	5,948	6,434	1,459	1,374	1,475

Foreign exchange	2,339	1,927	572	108	802
Interest rate	3,931	1,174	(386)	1,460	(402)
Credit	(4,147)	(12,191)	109	(837)	(6,760)
Other	1,683	261	416	320	(402)

Income from trading activities	3,806	(8,829)	711	1,051	(6,762)

Operating lease and other rental income	1,323	1,469	341	320	309
Changes in the fair value of own debt	51	977	349	(238)	450
Changes in the fair value of securities and other financial assets and liabilities	42	(1,364)	54	45	(1,286)
Changes in the fair value of investment properties	(117)	(86)	36	(6)	(84)
Profit on sale of securities	(56)	113	92	26	(9)
Profit on sale of property, plant and equipment	40	177	13	2	81
Profit on sale of subsidiaries and associates	(57)	501	(38)	(8)	(20)
Life business profits/(losses)	156	(52)	24	108	42
Dividend income	74	275	17	18	59
Share of profits less losses of associated entities	(150)	10	(83)	(13)	7
Other income	(468)	(499)	(189)	(147)	235

Other operating income	838	1,521	616	107	(216)

Non-interest income (excluding insurance premiums)	10,592	(874)	2,786	2,532	(5,503)

Insurance net premium income	5,266	5,709	1,308	1,301	1,439

Total non-interest income	15,858	4,835	4,094	3,833	(4,064)

Staff costs
- wages, salaries and other staff costs	7,826	6,884	1,957	1,840	1,061
- social security costs	602	570	179	131	131
- pension costs	653	536	110	204	94
Premises and equipment	2,468	2,099	618	619	566
Other	3,979	4,267	1,075	943	1,360

Administrative expenses	15,528	14,356	3,939	3,737	3,212
Depreciation and amortisation	1,873	1,832	534	458	523

Operating expenses	17,401	16,188	4,473	4,195	3,735

Notes to pro forma results (continued)

18. Analysis of non-interest income, expenses and impairment losses (continued)

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

General insurance	4,223	3,733	1,304	1,054	940
Bancassurance	134	184	17	91	116

Insurance net claims	4,357	3,917	1,321	1,145	1,056

Loan impairment losses	13,090	6,478	3,032	3,262	4,049
Impairment of available-for-sale securities	809	954	67	17	624

Impairment losses	13,899	7,432	3,099	3,279	4,673

Note:

(1)

The data above exclude purchased intangibles amortisation, integration and restructuring costs, gain on redemption of own debt, strategic disposals, write-down of goodwill and other intangible assets, gains on pensions curtailment and bonus tax.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 February 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat